Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

September 26, 2018

FILED AS EDGAR CORRESPONDENCE

Ray Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 135, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 139, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the KBI Global Investors Water Fund (the “Fund”). As discussed in greater detail below, the Fund’s name has been changed to the “KBI Global Investors Aquarius Fund” since the filing of the Amendment. Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by KBI Global Investors (North America) Ltd. (the “Adviser”), the investment adviser of the Fund, for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. The Fund’s name includes the word “Global.” Please expressly describe how the Fund intends to invests its assets in investments that are tied economically to a number of countries throughout the world. For example, the Fund may consider including a policy that under normal market conditions, the Fund will invest at least 40% of its assets in companies organized or located in multiple countries outside of the United States, or who are doing a substantial amount of business in such countries (the “40% Test”).

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Ray Be, Esq.

September 26, 2018

Response. The Trust respectfully declines to make the requested change. The Trust notes that the word “Global” appears in the Fund’s name because it is part of the Adviser’s and its parent company’s brand names: KBI Global Investors (North America) Ltd and KBI Global Investors Ltd, respectively. In Footnote 22 of the Rule 35d-1 adopting release, the SEC addressed the manner in which the Rule should be interpreted in connection with brand names that suggest a geographic location:

“One commenter expressed concern that the rule, by its terms, would apply to an investment company with a long-standing trade name that includes a geographic location, such as the city where the company is headquartered, but which is not intended to refer to the geographic region in which the company invests. We do not intend that rule 35d-1 would require an investment company to change its name in these circumstances, where the connotation of the name is clear through long- standing usage and there is no risk of investor confusion.”

Footnote 22 suggests that a fund’s name is not subject to Rule 35d-1 simply because it includes a brand name containing a word that, in other contexts, may subject the fund’s name to the Rule. The Trust believes that the Fund’s name presents circumstances analogous to those addressed in Footnote 22.

KBI Global Investors Ltd was formed in 1980, and the KBI Global Investors trade name has been used commercially since 2016, following its acquisition by Amundi Group (Europe’s largest investment manager). The KBI Global Investors brand is recognizable in both Europe and the United States, particularly with respect to its Water Strategy. For example, KBI Global Investors has “buy” ratings for its Water Strategy from the following investment consultants: Cambridge Associates, Segal Rogerscasey and Mercer.

Further, the Trust believes that a reasonable investor is most likely to focus on “Aquarius” in the Fund’s name. Aquarius is the most unique word in the Fund’s name and the most likely to be considered by an investor as an indicator of what makes the Fund unique relative to other funds. The word “Global” is separated from the word “Aquarius” by the word “Investors” and, even if it was located next to “Aquarius,” would not logically be read to modify “Aquarius.” The Trust, therefore, believes that a reasonable investor would not interpret “Global” as describing any type of investment or connoting diversification among the Fund’s investments in a number of different countries throughout the world. Rather, the Trust believes that a reasonable investor would interpret “Global” as part of the Adviser’s recognizable brand name and an indicator that the Fund is managed by KBI Global Investors. As such, the Trust does not believe there is risk of investor confusion if “Global” appears in the Fund’s name as proposed.

Ray Be, Esq.

September 26, 2018

2.	Comment. In the second footnote to the fee table, please replace “preceding the recoupment” with “preceding the date of the recoupment.”

Response. The requested change has been made.

3.	Comment. In the “Principal Investment Strategies” section, please delete the phrase “derive at least 10% of its revenues from water-related resource sector activities and be considered a market leader in the sector” from the Fund’s definition of a company whose main business is in the water-related resource sector or that is significantly involved in the water-related resource sector. The Staff believes that use of a “10% of revenues” definition is insufficient for a company to be meet this definition.

Response. The Trust notes that the Fund’s name has been changed to the “KBI Global Investors Aquarius Fund” since the filing of the Amendment. The Trust does not believe that the Fund’s new name is subject to Rule 35d-1 under the 1940 Act and, accordingly, has deleted the corresponding 80% investment policy included in the Amendment, of which the disclosure referenced in the comment was a part.

4.	Comment. In the “Principal Investment Strategies” section, please clarify, if accurate, that the construction and engineering activities included in the list of water-related resource sector activities are limited to water-related construction and engineering.

Response. The requested change has been made.

5.	Comment. In the “Principal Investment Strategies” section under the “Research” heading, please provide a “plain English” explanation of the “capital raising opportunities” that may be provided by the brokers utilized by the Adviser.

Response. The requested change has been made.

6.	Comment. In the “Principal Investment Strategies” section under the “Conviction-Based Portfolio Construction” heading, please provide a “plain English” explanation of the terms “quality, volatility and diversification” as they relate to the Adviser’s risk management overlay.

Response. The requested change has been made.

Ray Be, Esq.

September 26, 2018

7.	Comment. The Staff notes that both “Growth Style Risk” and “Value Style Risk” are disclosed in the “Principal Risks” section. Please clarify in the “Principal Investment Strategies” section whether the Fund utilizes either a growth strategy, a value strategy or a combination thereof.

Response. The Trust notes that the Fund’s principal investment strategies include a combination of growth and value elements and believes that these elements are represented in the following disclosure in the “Principal Investment Strategies” section: “The Adviser then assesses the fundamentals of potential buys and ultimately aims to identify companies with attractive growth prospects that are not currently reflected in their valuation.” Accordingly, no further disclosure has been added in response to this comment.

8.	Comment. Please consider consolidating “Equity Market Risk,” “Market Risk” and “Stock Market Risk” in the “Principal Risks” section.

Response. The requested change has been made.

9.	Comment. Please consider consolidating “Management Risk” and “Stock Selection Risk” in the “Principal Risks” section.

Response. The requested change has been made.

10.	Comment. In the “Related Performance Data of the Adviser” section:

a. Please consider changing the title of this section to “Related Prior Performance Data of the Adviser.”

Response. The Trust respectfully declines to make the requested change because it does not believe adding “prior” where requested clarifies the disclosure. Adding the word “prior” could confuse investors by causing them to believe that the Adviser’s performance is stale when instead it is shown as of the same date as the Fund’s performance will be shown (i.e., as of the most recent calendar year end preceding the effective date of the prospectus) once the Fund achieves a full calendar year of performance.

b. Please confirm supplementally whether any separate accounts managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund were excluded from the Composite. If any such accounts were excluded from the Composite, please explain why they were excluded and represent supplementally that excluding such accounts would not materially affect the performance presentation or make the performance presentation materially misleading.

Ray Be, Esq.

September 26, 2018

Response. The Adviser is required to adopt a Significant Cash Flow policy pursuant to the Global Investment Performance Standards (“GIPS”) in order to claim compliance with GIPS. In compliance with the Significant Cash Flow policy, one Account was excluded from the Composite for the month of October 2012. The Adviser confirms that the removal of the Account for that month had no impact (material or otherwise) on the rate of return of the Composite for that month and would not make the performance presentation materially misleading.

c. Please clarify that the “net of fees” performance data provided is net of all actual fees and expenses.

Response. The following disclosure has been added to the section in response to the comment:

“Net of fees” returns are provided net of all actual fees and expenses.

d. Please confirm supplementally that the Fund has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response. The Fund is not an investment adviser and, therefore, is not subject to Rule 204-2(a)(16) under the Advisers Act. Further, while the Adviser does not necessarily concur that including the Accounts’ performance in the Prospectus is an advertisement that is subject to Rule 204-2(a)(16), the Adviser confirms that it has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the Prospectus.

e. The Staff notes that the second paragraph of footnote 1 to the “Calendar Year Total Pre-Tax Returns” table states that “the strategy represented by the Composite has a significant weight in mid- and small-cap stocks.” Please confirm whether the Fund will also have a significant weight in mid- and small-cap stocks. If the Fund will have a significant weight in mid- and small-cap stocks, please add appropriate disclosure to the “Principal Investment Strategies” and “Principal Risks” sections. If the Fund will not have a significant weight in mid- and small-cap stocks, please (i) disclose the differences between the strategies of the Fund and the Composite; (ii) state that such differences are immaterial and would not have a material effect on the disclosed performance; (iii) state that such differences do not alter the conclusion that the investment objectives, policies and strategies of the Accounts are substantially similar to those of the Fund; and (iv) explain supplementally why such differences do not alter the conclusion that the investment objectives, policies and strategies of the Accounts are substantially similar to those of the Fund.

Ray Be, Esq.

September 26, 2018

Response. In response to this comment, the Trust has added disclosure to the “Principal Investment Strategies” and “Principal Risks” sections regarding the Fund’s investments in mid- and small-cap stocks.

e. The Staff notes that the second paragraph of footnote 1 to the “Calendar Year Total Pre-Tax Returns” table states that “the Composite has adopted a significant cash flow policy whereby an Account will be removed from the Composite if it experiences a significant cash flow of 70% or more of the Account’s start-of-day assets under management.” Please (i) state that the removal of such Accounts would not have a material effect on the disclosed performance; (ii) state that the removal of such Accounts does not alter the conclusion that the Composite includes all Accounts with investment objectives, policies and strategies that are substantially similar to those of the Fund; and (iii) explain supplementally why the removal of such Accounts does not alter such conclusion.

Response. The Adviser confirms that the removal of the Account noted in response to comment 10(b) for the month of October 2012 does not have any effect on the disclosed performance. The Adviser confirms that the removal of the Account noted in response to comment 10(b) for the month of October 2012 does not alter the conclusion that the Composite includes all Accounts with investment objectives, policies and strategies that are substantially similar to those of the Fund because GIPS defines a significant cash flow as “the level at which the firm determines that a client directed external cash flow may temporarily prevent the firm from implementing the composite strategy.” Accordingly, the removal of the Account for the one-month period was required in order for the Composite to include all Accounts with investment objectives, policies and strategies that are substantially similar to those of the Fund for that period.

f. The Staff notes that footnote 3 to the “Calendar Year Total Pre-Tax Returns” table states that “for periods where less than six Accounts were included in the Composite, dispersion is not disclosed, as it is not considered meaningful.” However, the Staff also notes that the Composite had nine accounts at the end of 2008 but the “Dispersion” column of the table states “N/A” for the period. Please clarify in footnote 3 to the “Calendar Year Total Pre-Tax Returns” table why the “Dispersion” column states “N/A” for 2008 if more than six Accounts were included in the Composite during the period.

Response. The Trust has updated the Composite, as provided by the Adviser, to show a Dispersion of “1.0” for 2008.

Ray Be, Esq.

September 26, 2018

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London